UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                   Commission File No. 000-50533

(Check One:)  ( )  Form 10-KSB  ( )  Form 20-F   ( )  Form 11-K

              (X)  Form 10-QSB  ( )  Form N-SAR  ( )  Form N-CSR

                      For Period Ended: September 30, 2004

(  )  Transition Report on Form 10-K   (  )  Transition Report on Form 10-Q
(  )  Transition Report on Form 20-F   (  )  Transition Report on Form N-SAR
(  )  Transition Report on Form 11-K

For the Transition Period Ended:
--------------------------------------------------------------------------------
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
                                     PART I
                             REGISTRANT INFORMATION
--------------------------------------------------------------------------------

Full Name of Registrant:                    Dwango North America Corp.
Former Name if Applicable:
Address of Principal Executive Office:      200 West Mercer Street, Suite 501
                                            Seattle, Washington 98119

--------------------------------------------------------------------------------
                                     PART II
                             RULES 12b-25(b) AND (c)
--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)[X]

         (a)    The  reasons  described  in   reasonable  detail in Part III  of
this form could not be eliminated without unreasonable effort or expense;

         (b)    The  subject annual  report,  semi-annual   report,   transition
report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------
                                    PART III
                                    NARRATIVE
--------------------------------------------------------------------------------

State below in reasonable detail why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has processed its financial information by the due date, but needs additional time to complete the review and finalization of the information.

--------------------------------------------------------------------------------
                                     PART IV
                                OTHER INFORMATION
--------------------------------------------------------------------------------

         (1) Name and telephone number of person to contact in regard to this notification

                                  J. Paul Quinn
                                 (206) 286-1440

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 (X) Yes ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 (X) Yes ( ) No

         If  so, attach  an  explanation  of  the   anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         For the quarter ended September 30, 2004, the Company had a higher level of revenues than for the quarter ended September 30, 2003, although there was an increase in the loss in the quarter ended September 30, 2004 versus the quarter ended September 30, 2003 due to the Company's significantly expanded scope of operations.

--------------------------------------------------------------------------------


                           Dwango North America Corp.
                           --------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 15, 2004                   By: /s/ Rick J. Hennessey
                                               --------------------------
                                                 Rick J. Hennessey
                                                 Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
                          ----------------------------

   Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C.1001)

                          ----------------------------